EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm
The Board of Directors
 Halliburton Company:
We consent to the incorporation by reference in the registration statement on Form S-8 of Halliburton Company of our reports dated February 24, 2015, with respect to the consolidated balance sheets of Halliburton Company as of December 31, 2014 and 2013, and the related consolidated statements of operations, shareholders' equity, comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2014, and the effectiveness of internal control over financial reporting as of December 31, 2014, which reports appear in the December 31, 2014 Annual Report on Form 10-K of Halliburton Company.
/s/ KPMG LLP
KPMG LLP
Houston, Texas
 July 24, 2015